UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2002

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period From _____ to _____

Commission file number 1-8308

Luby's Savings and Investment Plan
(Full title of the plan)

2211 Northeast Loop 410 San Antonio, Texas 78217

(Address of principal executive office)

REQUIRED INFORMATION
Item 1	Audited Statements of Net Assets Available for Benefits

Audited statements of net assets available for benefits at December 31, 2002 and 2001, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.

Item 2	Audited Statement of Changes in Net Assets Available for Benefits

Audited statement of changes in net assets available for benefits for the year ended December 31, 2002, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUBY'S, SAVINGS AND INVESTMENT PLAN.

Date: June 27, 2003	By:	/s/Peter Tropoli

Peter Tropoli
Senior Vice President-Administration

EXHIBIT INDEX
1	Audited financial statements, notes thereto, and supplemental schedule

2	Consent of Padgett, Stratemann & Co., L.L.P.